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                               ACETO CORPORATION
                    One Hollow Lane, Lake Success, NY 11042
                                 (516) 627-6000






April 11, 2007                              VIA EDGAR

United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E. - Mail Stop 3561
Washington, D.C.  20549
Attention: William Thompson
           Branch Chief

         Re: Aceto Corporation Response to Staff Comments on Form 10-K for the fiscal year ended June 30, 2006, and Form 10-Q for the fiscal quarter ended December 31, 2006

                  File No. 0-04217

Dear Mr. Thompson:

         Thank you for your March 13, 2007 letter regarding Aceto Corporation's (the "Company") Form 10-K for the fiscal year ended June 30, 2006, and Form 10-Q for the fiscal quarter ended December 31, 2006. In order to assist you in your review, we hereby submit a letter responding to the Staff's comments. For your convenience, we have set forth below the Staff's numbered comments in their entirety followed by our responses thereto.

In connection with our responses we acknowledge that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

        o the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

        o The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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United States Securities and
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FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS, PAGE 12
-------------------

        1.      PLEASE EXPAND YOUR DISCUSSION AND ANALYSIS TO:

                o INCLUDE ECONOMIC AND INDUSTRY-WIDE FACTORS RELEVANT TO YOUR OPERATIONS;

                o PROVIDE MORE INSIGHT INTO MATERIAL OPPORTUNITIES, CHALLENGES AND RISKS ON WHICH MANAGEMENT IS MOST FOCUSED FOR BOTH THE SHORT AND LONG TERM;

                o PROVIDE GREATER INSIGHT INTO THE QUALITY AND VARIABILITY OF INFORMATION REGARDING FINANCIAL CONDITION AND OPERATING PERFORMANCE;

                o DISCUSS AND ANALYZE KNOWN TRENDS THAT CAUSE REPORTED FINANCIAL INFORMATION NOT TO BE NECESSARILY INDICATIVE OF FUTURE OPERATING PERFORMANCE OR FUTURE FINANCIAL CONDITION;

                o PROVIDE A MORE INFORMATIVE ANALYSIS OF THE UNDERLYING REASONS AND IMPLICATIONS OF SIGNIFICANT CHANGES IN FINANCIAL CONDITION AND OPERATING RESULTS BETWEEN PERIODS AND TO PROVIDE INSIGHT TO READERS TO SEE THE BUSINESS THROUGH THE EYES OF MANAGEMENT.

                REFER TO COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, RELEASE NO. 33-8350, AVAILABLE ON OUR WEB SITE AT
                WWW.SEC.GOV/RULES/INTERP/33-8350.HTM.

        RESPONSE:       The Company notes the Staff's comment and will expand
                        its disclosure in future filings as appropriate, including providing a narrative explanation of the Company's financial statements that enables readers to see the Company through the eyes of management and to enhance the overall financial disclosure and provide the context within which financial information should be analyzed. Due to our diverse portfolio of products that we sell, the Company believes that determining economic and industry-wide factors that are relevant to our operations is difficult to identify. We distribute over 1,000 chemicals and pharmaceuticals and no single product or customer accounts for as much as 10% of net sales in fiscal years 2006, 2005 and 2004. The Company believes it already discloses in its MD&A material opportunities, challenges and risks, but notes this comment of the Staff and will in the future


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United States Securities and
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                        include other indicators to the extent they are
                        significant and would be material to readers. In addition, we disclose in Item 1A, Risk Factors, that our revenue stream is difficult to predict and that quarter-to quarter comparisons of our operating results are not a good indication of our future performance.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 22
----------------------------------------

        2. TO ENHANCE A READERS UNDERSTANDING OF CHANGES IN YOUR FINANCIAL CONDITION, PLEASE PROVIDE A DISCUSSION AND ANALYSIS OF CASH FLOWS FOR ALL PERIODS PRESENTED IN YOUR FINANCIAL STATEMENTS. IN DOING SO, PLEASE INCLUDE A DISCUSSION OF THE UNDERLYING REASONS FOR SIGNIFICANT CHANGES IN OPERATING, INVESTING AND FINANCING CASH FLOWS AS DEPICTED IN THE STATEMENT OF CASH FLOWS FOR THE YEARS PRESENTED. FOR EXAMPLE, IN YOUR DISCUSSION OF OPERATING CASH FLOWS, YOU SHOULD DISCUSS THE REASONS FOR SIGNIFICANT CHANGES IN WORKING CAPITAL ITEMS BETWEEN THE YEARS PRESENTED. REFER TO SEC RELEASE NO. 33-8350 AND ITEM 303(A)(1) OF REGULATION S-K.

        RESPONSE:       The Company accepts the Staff's comment and will in
                        future filings provide a discussion and analysis of cash flows for all periods presented in our financial statements including a discussion of the underlying reasons for significant changes in operating, investing and financing cash flows as depicted in the statement of cash flows for the years presented.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 25
-----------------------------------------

        3. WE NOTE YOUR STATEMENT UNDER "LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING" THAT MANAGEMENT DOES NOT EXPECT THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES AND YOUR INTERNAL CONTROLS WILL PREVENT ALL ERROR AND ALL FRAUD AND THAT A "CONTROL SYSTEM, NO MATTER HOW WELL CONCEIVED AND OPERATED, CAN PROVIDE ONLY REASONABLE, NOT ABSOLUTE, ASSURANCE THAT THE OBJECTIVES OF THE INTERNAL CONTROL SYSTEM ARE MET." PLEASE REVISE YOUR CONCLUSION REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES TO STATE CLEARLY, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO PROVIDE REASONABLE ASSURANCE OF ACHIEVING THEIR OBJECTIVES AND THAT YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AT THE REASONABLE ASSURANCE LEVEL. IN THE ALTERNATIVE, REMOVE THE REFERENCE TO THE LEVEL OF ASSURANCE WITH

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                RESPECT TO YOUR DISCLOSURE CONTROLS AND PROCEDURES. PLEASE ALSO
                CONFIRM TO US THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AT THE REASONABLE ASSURANCE LEVEL BASED ON YOUR EVALUATION AS OF THE END OF PERIOD AS WELL AS OF THE END OF THE QUARTERLY PERIODS REFLECTED IN SUBSEQUENTLY FILED FORMS 10-Q. PLEASE REFER TO SECTION II.F.4 OF MANAGEMENT'S REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS, SEC RELEASE NO. 33-8238, AVAILABLE ON OUR WEB SITE AT HTTP://WWW.SEC.GOV/RULES/FINAL/33-8238.HTM.

        RESPONSE:       The Company accepts the Staff's comment and will revise
                        future filings to clearly state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level. We confirm to the Staff that our disclosure controls and procedures were effective at the reasonable assurance level based on our evaluation as of June 30, 2006, as well as of the end of the quarterly periods reflected in subsequently filed Forms 10-Q.

CONSOLIDATED FINANCIAL STATEMENTS, PAGE 32
------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME, PAGE 33
------------------------------------------

        4. WE NOTE FROM YOUR DISCLOSURE ON PAGE 17 REGARDING GROSS PROFIT OF YOUR AGROCHEMICALS SEGMENT THAT YOU DERIVE REVENUE FROM ROYALTY PAYMENTS. PLEASE SEPARATELY STATE NET SALES AND RELATED COSTS AND EXPENSES FROM TANGIBLE PRODUCTS AND OTHER CLASSES OF REVENUES IDENTIFIED IN PARAGRAPH 1(A) OF RULE 5-03(B) OF REGULATION S-X THAT EXCEED 10 PERCENT OF TOTAL REVENUES. EACH CLASS WHICH IS NOT MORE THAN 10 PERCENT OF TOTAL REVENUES MAY BE COMBINED WITH OTHER CLASSES OF NOT MORE THAN 10 PERCENT OF TOTAL REVENUES. PLEASE REFER TO RULE 5-03(B) OF REGULATION S-X.

        RESPONSE:       Revenue from royalty payments, as well as other classes
                        of revenue did not constitute in excess of 10% of the Company's total revenues for any of the fiscal years ended 2004, 2005 or 2006.


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NOTE (3) SALE OF INSTITUTIONAL SANITARY SUPPLIES SEGMENT, PAGE 42

        5. PLEASE TELL US THE NATURE OF THE ASSET IMPAIRMENT CHARGES DISCLOSED IN THE FIRST PARAGRAPH AND IN THE TABLE OF OPERATING RESULTS OF DISCONTINUED OPERATIONS AND THE FACTS AND CIRCUMSTANCES LEADING TO THE IMPAIRMENTS. PLEASE ALSO TELL US THE METHOD OR METHODS FOR DETERMINING FAIR VALUE OF THE IMPAIRED ASSETS. IN ADDITION, PLEASE REVISE YOUR DISCLOSURES TO INCLUDE THE REQUESTED INFORMATION AS REQUIRED BY PARAGRAPH 47 OF SFAS 142 OR PARAGRAPH 26 OF SFAS 144 AS APPLICABLE.

        RESPONSE:       On December 31, 2004, management committed to a plan to
                        sell the entire Institutional Sanitary Supplies segment.
                        During June 2005, the Company entered into an agreement to sell the majority of the product lines formulated and marketed by CDC Products Corp. ("CDC"), which is one of the two reporting units forming this reportable segment.
                        The sale of certain product lines of CDC was completed on August 24, 2005. Excluded from the sale of CDC's product lines was Anti-Clog, an EPA-registered biocide that has a unique delivery system and is used in commercial air-conditioning systems. As a result of management's decision to retain the Anti-Clog product, the Company reported all of CDC's operating results as continuing operations. The $619,000 asset impairment charge for the year ended June 30, 2005, which is included in selling, general and administrative expenses of the Institutional Sanitary Supplies segment related to certain leasehold improvements which were deemed to have no future value and, thus the Company wrote off those assets.

                        The $920,000 non-cash impairment charge included in the table of operating results of discontinued operations for the fiscal year ended June 30, 2005 relates to a write-down of goodwill, net of an income tax benefit, of $570,000 for Magnum Research Corp., the remaining reporting unit that was sold, which was part of the former Institutional Sanitary Supplies segment. The goodwill amount that was written down had been previously allocated to this reportable segment.

                        In addition, the Company accepts the Staff's comments and will revise future filings to include the requested information as



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United States Securities and
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April 11, 2007
Page 6

                        required by paragraph 47 of SFAS 142 or paragraph 26 of SFAS 144 as applicable.


NOTE (11) STOCK BASED COMPENSATION PLANS, PAGE 46
-------------------------------------------------

        6. PLEASE DISCLOSE THE TOTAL INTRINSIC VALUE OF OPTIONS EXERCISED DURING THE EACH OF THE YEARS PRESENTED. PLEASE ALSO DISCLOSE THE AGGREGATE INTRINSIC VALUE OF OPTIONS OUTSTANDING AND OPTIONS CURRENTLY EXERCISABLE. REFER TO PARAGRAPHS A240(C)(2) AND A240(D) OF SFAS 123(R).

         RESPONSE:      The Company accepts the Staff's comment and will
                        revise future filings to disclose the total intrinsic value of options exercised during each of the years presented as well as the aggregate intrinsic value of options outstanding and options currently exercisable. As requested:

                        o The total intrinsic value of stock options exercised during the years ended June 30, 2006, 2005 and 2004 was approximately $234,000, $1,045,000 and $5,115,000, respectively.

                                                                  Aggregate
                                                                  Intrinsic
                                                                 Value (000s)
                                                                 ------------

                        o    Options outstanding at June 30, 2006   $4,176

                        o    Options exercisable at June 30, 2006    3,522

NOTE (12) INTEREST AND OTHER INCOME, PAGE 49
--------------------------------------------

        7. PLEASE TELL US THE ITEMS AND THEIR AMOUNTS INCLUDED IN THE MISCELLANEOUS LINE ITEM IN THE TABULAR PRESENTATION. PLEASE ALSO TELL US WHY IT IS APPROPRIATE TO CLASSIFY EACH OF THE ITEMS, AS WELL AS THE INSURANCE RECOVERY, IN OTHER INCOME OR EXPENSE AS OPPOSED TO OPERATING INCOME. PLEASE RECLASSIFY ITEMS THAT ARE RELATED TO YOUR ONGOING MAJOR OR CENTRAL OPERATIONS, SUCH AS THE GAIN DISCLOSED IN FIRST PARAGRAPH OF NOTE 3, TO OPERATING INCOME.

        RESPONSE:       The amount included in the miscellaneous line item for
                        the year ended June 30, 2006 primarily consists of the following items:


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                        o       Gain from the sale of assets related to the sale
                                of the Institutional Sanitary Supplies Segment of $66,000

                        o Reversals of unused credits from inactive customers of $198,000


                        Insurance recovery of $191,000 for the year ended June 30, 2006 represents collection of an insured accounts receivable from one of the Company's subsidiaries, which had been fully written off prior to the Company's acquisition of this subsidiary.

                        We had been reporting these income and expense items, that are non-recurring in nature or one-time items that occurred outside the ordinary course of our business, in a separate line item on the income statement captioned "Interest and other income, net". Although these amounts are immaterial, the Company will reclassify these amounts to operating income in future filings.



EXHIBITS 31.1 AND 31.2
----------------------

        8. PLEASE CONFIRM TO US THAT THE INCLUSION OF THE TITLES OF YOUR CEO AND CFO IN THE INTRODUCTORY PARAGRAPH OF THE CERTIFICATIONS, AS WELL AS IN THE INTRODUCTORY PARAGRAPHS OF THE CERTIFICATIONS FILED AS EXHIBITS TO SUBSEQUENTLY FILED FORMS 10-Q, WAS NOT INTENDED TO LIMIT THE CAPACITY IN WHICH SUCH INDIVIDUALS PROVIDED THE CERTIFICATIONS. IN THE FUTURE, PLEASE ELIMINATE THE REFERENCE TO THE TITLES OF THE CEO AND CFO IN THE INTRODUCTORY PARAGRAPH OF THE CERTIFICATIONS TO CONFORM TO THE FORMAT PROVIDED IN ITEM 601(B)(31) OF REGULATION S-K.


        RESPONSE:       We confirm that the inclusion of the titles of CEO and
                        CFO in the introductory paragraph of the certifications, as well as in the introductory paragraphs of the certifications filed as exhibits to


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Page 8

                        subsequently filed Forms 10-Q was not intended to limit the capacity in which such individuals provided the certifications. In future filings, we will eliminate the reference to the titles of the CEO and CFO in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

        9. THE CERTIFICATION REQUIRED BY RULE 13A-14(A) OR RULE 15D-14(A) SHOULD CONFORM EXACTLY TO THE CERTIFICATION SET FORTH IN ITEM 601(B)(31) OF REGULATION S-K. IN THIS REGARD, PLEASE REPLACE "ANNUAL REPORT" WITH "REPORT" IN PARAGRAPHS 2, 3 AND 4. PLEASE ALSO REPLACE "DURING THE REGISTRANT'S FOURTH FISCAL QUARTER" WITH "DURING THE REGISTRANT'S MOST RECENT QUARTER (THE REGISTRANT'S FOURTH FISCAL QUARTER IN THE CASE OF AN ANNUAL REPORT)" IN PARAGRAPH 4(D).

         RESPONSE:      The Company accepts the Staff's comment and will
                        revise future filings to replace "annual report" with "report" in paragraphs 2, 3 and 4, and will replace
                        "during the registrant's fourth fiscal quarter" with "during the registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please see the Response to Comment 10 below.

        10. AS YOU ARE REQUIRED TO COMPLY WITH ITEMS 308(A) AND 308(B) OF REGULATION S-K, PLEASE REFER TO INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULES 13A-15(F) AND 15D-15(F)) IN THE INTRODUCTION OF PARAGRAPH 4. REFER TO ITEM 601(B)(31) OF REGULATION S-K.

         RESPONSE:      The Company accepts the Staff's comment and will
                        revise future filings to refer to internal control over financial reporting (as defined in Exchange Act
                        Rules 13a-15(f) and 15d-15(f)) in the introduction of paragraph 4. The Company will ensure that paragraphs
                        2, 3 and 4 conform to the certification required by Rule 13a-14(a) or Rule 15d-14(a), as set forth in
                        Item 601(b)(31) of Regulation S-K, as follows:

                        RE: Our new paragraph 2:

                1. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material


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                        fact necessary to make the statements made, in light of
                        the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

                        RE: Our new paragraph 3:

                2. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

                        RE: Our new paragraph 4:

                3. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

                   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles; and

                   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this

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                        United States Securities and Exchange Commission April
                        11, 2007 Page 10 report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                   d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the Registrant's internal control over financial reporting.



FORM 10-Q FOR QUARTERLY PERIOD ENDED DECEMBER 31, 2006
------------------------------------------------------

        11. PLEASE ADDRESS THE COMMENTS ABOVE IN FUTURE QUARTERLY REPORTS, AS APPLICABLE.

        RESPONSE:       Where applicable, we will include the Staff's requests
                        and the proposed disclosures noted herein in our future
                        Forms 10-Q.

ITEM 4.  CONTROLS AND PROCEDURES, PAGE 24
-----------------------------------------

        12. WE NOTE THAT YOU STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE RULES AND FORMS OF THE SECURITIES AND EXCHANGE COMMISSION. PLEASE REVISE TO CLARIFY, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE ALSO DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICER, TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. REFER TO THE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES IN RULES 13A-15(E) AND 15D-15(E) OF THE EXCHANGE ACT.

         RESPONSE:      The Company accepts the Staff's comment and will
                        revise future filings to disclose that our disclosure controls and procedures are also designed to ensure that information required to be


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Page 11

                        disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

         Please contact me at (516) 627-6000 if you have any questions or further comments that can be discussed directly. Thank you.

                                                     Sincerely,

                                                     /s/ Douglas Roth
                                                     ------------------------
                                                     Douglas Roth
                                                     Chief Financial Officer